UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of March 7, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated March 5, 2002.
2. Press Release, dated March 5, 2002.
3. Press Release, dated March 7, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA, NOTEHOLDERS AND MAJORITY SHAREHOLDERS REACH CONSENSUAL AGREEMENT ON ECONOMIC TERMS OF DEBT RESTRUCTURING

WARSAW, Poland – March 5, 2002 – Netia Holdings S.A. (Nasdaq: NTIA, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that Netia, an Ad Hoc Committee of its Noteholders, certain financial creditors, and Telia AB and the Warburg Pincus entities that own its shares (the "Warburg Pincus Entities"), each acting separately as Netia's largest shareholders, have agreed to implement a restructuring plan designed to strengthen Netia's capital structure.

A Restructuring Agreement will be signed today by Netia, Telia and the Warburg Pincus Entities, and it is also expected that the first of the Noteholders will sign the Restructuring Agreement today. The Company has been informed that the Extraordinary General Meeting of Netia's Shareholders scheduled for today will be proposed to be adjourned for one week in order to allow the Ad Hoc Committee and other Noteholders to sign the Restructuring Agreement.

Subject to the consent of 95% of Noteholders and the completion of definitive legal documentation by all parties, the restructuring will involve the issuance of new shares and debt by Netia in exchange for the outstanding Notes held by its Noteholders and the claims of the other financial creditors.

Pursuant to the proposed restructuring, the Noteholders and certain financial creditors will receive new shares in the Company representing 91% of the Company's post-restructuring share capital. Those creditors will also receive in aggregate EUR 50 million of new Senior Secured Notes issued by a Dutch finance subsidiary of the Company and guaranteed by the Company and its significant subsidiaries. The Company's existing shareholders will be issued two and three year freely transferable and assignable warrants, with each tranche covering 7.5%, together, totaling 15%, of the post-restructuring share capital of the Company (after the provision of 5% of the issued ordinary share capital to the Company for a management option plan as described below). The warrants will be listed on the Warsaw Stock Exchange. The strike price applicable to warrants in each tranche will correspond with the volume weighted average share price for the 30 trading days beginning 31 days following the successful closing of the restructuring. Netia will seek to pay its trade creditors in full as their claims become due and payable. Following these repayments, it is anticipated that the only remaining material funded indebtedness of the Company will be the new Senior Secured Notes. The Company will also establish a key employee incentive plan and a stock option plan covering up to 5% of the post-restructuring share capital of the Company before the issuance of the warrants. The restructuring will be effected by means of an exchange offer within the court-based plans of arrangement in both the Netherlands and Poland.

Kjell-Ove Blom, Netia's acting CEO and Chief Operating Officer, commented: "We are very pleased to announce this agreement for the financial restructuring of Netia. The restructuring will allow us to establish a solid capital structure and foundation to enable Netia's healthy future development. Netia's management and employees can now focus on improving its operations."

Avi Hochman, Netia's Chief Financial Officer and Vice President, Finance, stated: "We are happy to have reached this agreement with all parties involved, which is designed to give Netia a new capital structure and a strong balance sheet with only the EUR 50 million of new Senior Secured Notes. The implementation of the restructuring steps outlined in the agreement will greatly improve the Company's balance sheet and give Netia a strong basis for growth and development in the Polish telecom market."

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at December 31, 2001, had connected 343,802 active subscriber lines, including 97,994 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.

# # #

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA SHAREHOLDERS ADJOURN MEETING; ANOTHER SHAREHOLDER MEETING CONVENED TO PROPOSE ISSUANCE OF WARRANTS AND STOCK OPTION PLAN FOR KEY EMPLOYEES

WARSAW, Poland – March 5, 2002 – Netia Holdings S.A. (the "Company" or "Netia") (Nasdaq: NTIA, WSE: NET) announced that the Extraordinary General Meeting of Shareholders of the Company held on February 19, 2002 and previously adjourned until March 5, 2002, today approved a one-week adjournment of the meeting until March 12, 2002 at 12:00 p.m. CET. No substantive resolutions were voted upon at today's meeting.

As announced earlier today, a Restructuring Agreement to implement a restructuring plan designed to strengthen Netia's capital structure will be signed today by Netia, Telia and the Warburg Pincus entities. The adjournment was adopted in order to allow the Ad Hoc Committee of Noteholders and other Noteholders to sign the Restructuring Agreement. In addition, Netia announced today that it has convened another Extraordinary General Meeting of its Shareholders on March 27, 2002, to increase conditionally the Company's share capital by up to PLN 141,386,274 through the issuance of ordinary bearer series "J" shares, with an aim to facilitate the issuance of warrants to existing shareholders and to propose a stock option plan for Netia's key employees.

These proposed resolutions are resulting from the agreed terms of the restructuring, as announced previously and are subject to the approval of the Supervisory Board. Prior to the Shareholders' Meeting on March 27, 2002, Netia's Management Board will announce the final text of the proposed resolutions and will also present a recommendation of the Supervisory Board on these issues.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market, and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at December 31, 2001, had connected 343,802 active subscriber lines, including 97,994 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

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Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA PROVIDES ADDITIONAL INFORMATION REGARDING TERMS OF DEBT RESTRUCTURING

WARSAW, Poland – March 7, 2002 – In response to queries from investors, Netia Holdings S.A. (Nasdaq: NTIA, WSE: NET) today announces further details of the economic terms of its debt restructuring reached on March 5, 2002. These details are attached hereto as Annex A. The debt restructuring is subject to certain conditions. As announced on March 5, the Extraordinary General Meeting of Netia's shareholders scheduled for March 5 was adjourned to March 12 in order to allow the Ad Hoc Committee of Noteholders and other Noteholders to sign the agreement.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at December 31, 2001, had connected 343,802 active subscriber lines, including 97,994 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.

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Annex A

Detailed Terms for the Restructuring

The Company:	Netia Holdings S.A.
The Issuers:	BVI and BVII
The Guarantor:	Netia Holdings S.A.
Currency Swaps:	Means the JPMorgan Swaps and any currency swap and related agreements between the Company and/or its subsidiaries, on the one hand, and Merrill Lynch, on the other hand, intended to hedge the Company's obligations with respect to the Notes.
JPMorgan Swaps:	Means (1) the ISDA Master Agreement dated 18th January 2001 between JPMorgan and BVIII as swap counter-parties and (2) the Letter dated 10th January 2002 between JPMorgan and BVIII relating to the close out of all swap transactions then outstanding under (1) above, and (3) all credit support documents relating thereto including the Deed of Undertaking and Guarantee dated 18th January 2001 provided by South, Telekom and BVIII in favor of JPMorgan, various subordination agreements made between JPMorgan, Telekom, South, BVII and the Company dated 28th February 2001 and the revocable guarantee given by the Company in favor of JPMorgan dated 20th February 2002.
Swap Creditors:	Means JPMorgan and Merrill Lynch.
Restructuring:	The Notes (including all accrued interest) and the JPMorgan Swaps will be cancelled, terminated, exchanged and/or setoff (as appropriate) and replaced with: (i) ***Debt***: Euro 50 million of new Senior Secured Notes due 2008 with terms as set out in Appendix 1 (the "<u>New Notes</u>"); and (ii) ***Equity***: the Restructuring Shares. As part of the Financial Restructuring, the existing shareholders of the Company will retain 9% of the ordinary share capital of the Company immediately following the Financial Restructuring Consummation. The existing shareholders of the Company will also be issued two and three year freely transferable and assignable Warrants with each tranche covering 7.5% of the equity outstanding immediately following the Financial Restructuring Consummation (and after the provision of 5.0% of the issued ordinary share capital of the Company immediately following the Financial Restructuring Consummation for a management share option plan) (see Share Allocation – Hypothetical Illustration). The strike price applicable to Warrants in each tranche will correspond to the volume weighted

average share price for the 30 trading days beginning 31 days following the Financial Restructuring Consummation in accordance with the terms and subject to the conditions of this Term Sheet and the Restructuring Agreement to which this Term Sheet is attached. The Company will use its commercial best efforts to list the Warrants on the Warsaw Stock Exchange.

(iii) ***Cash***: Cash on hand will be retained by the Company. The escrowed funds ("Escrowed Funds") in respect of the 2000 Notes are presently subject to a TRO obtained by the Company under Section 304 U.S. Bankruptcy Code. It is agreed that the TRO will remain in force until the later of the Financial Restructuring Consummation and the ratification of the Polish Arrangement Proceedings by the U.S. Bankruptcy Court. Prior to the Financial Restructuring Consummation, the Escrowed Funds will remain on deposit with the 2000 Notes' Trustee, State Street Bank and Trust Company ("State Street"). Upon the Financial Restructuring Consummation it is agreed that the Escrowed Funds will be turned over to the Company. Should for any reason the Financial Restructuring Consummation fail to occur upon the terms and subject to the conditions of this Term Sheet and the Restructuring Agreement to which this Term Sheet is attached, then the legal and/or other rights of the Company, State Street and each Consenting Noteholder to seek to set aside the TRO and/or to seek to turn over of all or part of the Escrowed Funds either to the Company, or to each Consenting Noteholder, or to holders of the 2000 Notes, respectively, shall be expressly reserved.

The Debt and Equity consideration due to the Noteholders and JPMorgan will be allocated (i) as to the 91% Equity, 9.2% to JPMorgan and 81.8% to the Noteholders and (ii) as to the New Notes, 9.2% to JPMorgan (being the amount of Euro 4,600,000) and 90.8% to the Noteholders (being the amount of Euro 45,400,000).

General Unsecured Obligations:

All general unsecured trade creditors of the Company will remain unaffected by the proposed Restructuring and will be paid in full as such claims become due and payable. The Noteholders and the Swap Creditors will waive any claims they may otherwise have in respect to the Company Group paying all general unsecured trade creditors in connection with the Restructuring Steps.

Ordinary Shares: The Company's shareholders shall be required to consent to the increase of the Company's share capital (and to the exclusion of statutory pre-emption rights within the meaning of article 433 section 2 of the Polish Commercial Companies Code of 15 September 2000) necessary to create sufficient share capital of the Company to enable ordinary shares to be allotted (i) for the purpose of implementing the Financial Restructuring and (ii) to provide for the management share option plan to be established pursuant to the proposed Financial Restructuring. The Restructuring Shares will carry pre-emption rights. Additional anti-dilution rights; subject to further discussion. Following the issue of the Restructuring Shares it is intended that the number of shares will be reduced through a reverse stock split.

Structure of Transaction: The cancellation of the Notes and termination of the JPMorgan Swaps in exchange for New Notes and the Restructuring Shares will be implemented through an exchange offer undertaken as part of the Dutch Composition Proceedings and the Polish Arrangement Proceedings.

Noteholder Undertakings: The Noteholders shall agree to waive all defaults arising under the Indentures pertaining to the Notes.

Noteholders representing at least 95% of the total value of the Notes and JPMorgan shall enter into formal undertakings committing them to support the Financial Restructuring upon the terms and subject to the conditions specified herein and upon the terms and subject to the conditions of the Restructuring Agreement to which this Term Sheet shall be attached. The Restructuring Agreement shall contain appropriate voting undertakings from Consenting Noteholders and JPMorgan which shall ensure that if any such holder sells, assigns or otherwise conveys its respective claim, the transferee's assumption of the undertakings shall be a condition of such a sale, assignment or conveyance of those claims. In the formal undertakings, the Consenting Noteholders shall disclose their identities and holdings of each series of Notes and shall agree to co-operate with the Company in connection with the Restructuring Steps.

Management & Shareholder Undertakings: The Company and its management shall take all requisite actions as may be necessary to effect the Financial Restructuring and the Restructuring Steps.

Registration Requirements: One or more registration exemptions for the New Notes and the Restructuring Shares will be availed of in the US and/or the UK, failing which registration will take place in the US and/or UK as required by applicable laws. In respect of Poland, registration of the share capital increase contemplated hereunder is subject to notification and/or consent of such increase to the Polish Securities and Exchange Commission (*Komisja Papierow Wartosrowych I Gield*) as well as the consent of the Warsaw Stock Exchange ("WSE") for listing of the new issue of equity and standard Court registration procedure.

Senior Credit Facility:	Upon the Financial Restructuring Consummation, the Company will use its commercial best efforts to enter into a revolving credit facility up to Euro 50 million (as may be required) on terms which are reasonably acceptable to the Committee or its successors. The revolving credit facility will have a first priority secured position over the assets and the undertakings of those companies within the Company's group and be senior to the New Notes.
Dividends:	Until the Financial Restructuring Consummation, the Company will use its commercial best efforts to have the shareholders cause the Company not to pay dividends.
Listings:	The Company will use its commercial best efforts to retain the listing of its ordinary shares on the WSE and of its ADSs on Nasdaq and to list the New Notes on the Luxembourg Stock Exchange.
Information Rights:	The Company will remain subject to the periodic reporting requirements imposed by the Securities Exchange Act of 1934 and the Polish Public Trading in Securities Law of 1997. In addition, the Company proposes to produce quarterly unaudited financial statements and annual audited financial statements, and make these available to the public and to the holders of New Notes in accordance with applicable law.
Observation Rights:	Consenting Noteholders shall have the observation and other rights at the Supervisory and Management Board meetings of the Company set forth in the Restructuring Agreement.
Employee plans:	The Company will provide for a management share option plan covering 5% of the Company's fully diluted ordinary share capital immediately following the Financial Restructuring Consummation but before issuance of Warrants to the shareholders of the Company. Options granted will be priced at fair market value at the several date(s) of issuance. The Company also will provide for an appropriate cash retention plan for key employees. Terms of the key employee retention plan, including amounts of cash awards and identities of recipients, will be agreed between the current Supervisory Board and the Committee. The specific identities of share recipients, amounts of share grants, and other terms of the management share option plan shall be as determined by the Company's Supervisory Board following the Financial Restructuring Consummation.

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Advisory fees:

All fees to the professionals incurred as part of the Financial Restructuring shall be paid by the Company in accordance with the terms of engagement agreed in writing with them prior to the Financial Restructuring Consummation. Fee arrangements not previously agreed to by the Company and by the Committee must be reviewed and agreed to by the Company provided that such fee arrangements shall be disclosed to the Committee.

Share Allocation – Hypothetical Illustration :

Assuming 10,000,000 of the Company's ordinary shares were outstanding immediately following the Financial Restructuring Consummation, 9,100,000 shares (91.0%) would represent Restructuring Shares, and 900,000 shares (9%) would be retained by the existing shareholders as a group. An aggregate of 526,315 additional shares (*i.e.*, 10,000,000 divided by 0.95 minus 10,000,000) would be made available for the management share option scheme. An aggregate additional 1,857,585 shares (*i.e.*, 10,526,315 divided by 0.85 minus 10,526,315) would be made available for the Warrants.

APPENDIX 1

Term Sheet for New Notes

Original Aggregate Principal Amount:	EUR 50 million
Currency Denomination :	Euro
Issuer :	A Dutch company in the Company's group of companies.
Interest:	Payable semi-annually in cash or in kind at the Company's option for up to four interest payment periods at a rate of 10% per annum if paid in cash, and 12% per annum if paid in kind.
Maturity:	Six years from date of issuance.
Security and Guarantee:	Subject to the first priority secured position of the proposed revolving credit facility, the New Notes shall be secured to the extent permitted by applicable law over the assets and undertaking of the companies in the Company's group of companies, including, for the avoidance of doubt, each of the Company, Telekom and South. The Issuer's obligations under the New Notes will be cross-guaranteed by the significant subsidiaries of the Company.
Inter-creditor Arrangements:	The relationship between the New Notes and the Senior Credit Facility will be regulated by an intercreditor deed, which will contain usual provisions relating to priority and enforcement.
Optional Redemption:	The New Notes will be subject to redemption at the option of the Issuer upon such terms to be agreed between the Company and counsel for the Committee.
Mandatory Redemption:	The New Notes will be mandatorily redeemable at 101% of their principal amount plus accrued interest upon a change of control. The New Notes must be redeemed at par plus accrued interest with the proceeds of asset sales.
Covenants:	Substantially as set out in the Indentures for the Notes, with such amendments as may be agreed between the Company and counsel for the Committee.
Events of Default:	Substantially as set out in the Indentures for the Notes, with such amendments as may be agreed between the Company and counsel for the Committee.
Listing:	Luxembourg Stock Exchange
Law:	State of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance